Exhibit 4.2.3

July 10, 2006

To:          UBS Luxembourg S.A.

36-38 Grand-Rue

L-1660 Luxembourg

Attention: Michael Schwitter/Fleming Gerster

Facsimile: +352 45 1212 703

To:          The Bank of New York

One Canada Square

Canary Wharf

London E14 5AL

Attention: Corporate Trust Administration

Facsimile: +44 20 7964 6399

Dear Sir/Madam

U.S.$150,000,000 8.5% Loan Participation Notes due 2008 (the “Notes”) issued by, but without recourse to, UBS (Luxembourg) S.A. (the “Bank”) for the sole purpose of funding a U.S.$150,000,000 loan (the “Loan”) to Wimm-Bill-Dann Foods OJSC (the “Borrower”), such loan unconditionally, irrevocably, jointly and severally guaranteed by OAO Lianozovo Dairy Plant, OAO Tsaritsino Dairy Plant, ZAO Trade Company Wimm-Bill-Dann, Dairy Baltic milk OJSC (formerly Roska OJSC) and Dairy OJSC (OAO “Molochny Kombinat”) (together the “Guarantors”)

We refer to the loan agreement dated 14 May 2003 entered into between the Borrower and the Lender (the “Loan Agreement”) in connection with the above-mentioned Loan.  Terms used but not defined herein shall have the meanings given to them in the Loan Agreement.

It is expected that on or about 1 May 2007, OAO Tsaritsino Dairy Plant, Baltic milk OJSC (formerly Roska OJSC) and Dairy OJSC (OAO “Molochny Kombinat”) will be absorbed into OAO Lianozovo Dairy Plant.  Accordingly, all the rights and obligations of these Guarantors will be assumed by OAO Lianozovo Dairy Plant and these Guarantors will cease to be Guarantors of the Loan from the date of such dissolution.

We refer you to Clause 14.13(d) of the Loan Agreement which provides that, provided that the Borrower complies with the requirements of Clause 14.13 of the Loan Agreement, the Guarantee in relation to any Guarantor can be terminated at any time by the Borrower and the relevant Guarantor without the consent of the Lender and the agreed funding source (as defined in the Loan Agreement), provided that a notice of such intended termination is delivered to the Lender and the Trustee no later than 20 days before such intended termination.

Accordingly, we hereby give you notice that we wish to terminate the Guarantees of OAO Tsaritsino Dairy Plant, Dairy Baltic milk OJSC (formerly Roska OJSC) and Dairy OJSC (OAO “Molochny Kombinat”) with effect from 1 January 2007.

We also give you notice that on or about 31 August 2006 OAO Lianozovo Dairy Plant will change its name to OJSC Wimm-Bill-Dann. This change of name will have no effect on any of the obligations of OAO Lianozovo Dairy Plant under the Guarantee.

We further confirm that, following the termination of the guarantees, the Borrower will be in compliance with the requirements of Clause 14.13.

Kindly confirm your agreement to the termination of such Guarantees by counter-signing this letter.

This letter shall be governed by and construed in accordance with English law.

Yours faithfully,

WIMM-BILL-DANN FOODS OJSC

By:

By:

OAO TSARITSINO DAIRY PLANT

By:

By:

DAIRY BALTIC MILK OJSC

By:

By:

DAIRY OJSC

By:

By:

OAO LIANOZOVO DAIRY PLANT

By:

By:

We hereby acknowledge receipt, and confirm our agreement to the terms, of this letter

UBS (LUXEMBOURG) S.A.

By:

THE BANK OF NEW YORK

By: